Exhibit 99.1

21Vianet Group, Inc. to Invest in Aipu

BEIJING, June 4, 2014 – 21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that the Company and its affiliate have entered into definitive agreements to invest in Sichuan Aipu Network Co., Ltd. and its affiliates (collectively, the “Aipu Group”).

Headquartered in Chengdu, Sichuan Province, the Aipu Group is one of the largest regional internet service providers with operations in 11 cities across China and primarily engages in providing last-mile wired broadband access and other value-added services to internet users. Through this investment, 21Vianet is able to significantly expand the reach of its data transmission network into regional last-mile access networks, further strengthening its position as a leading integrated internet infrastructure services provider in China.

Mr. Frank Meng, President of 21Vianet, stated, “We are extremely excited about the investment in the Aipu Group. The extension into selected regional last-mile access networks highlights an important component of our long term vision to create an open and seamless network ecosystem. As China’s internet economy becomes increasingly content and cloud centric, we believe the expanded network footprint will not only enable us to better serve our customers, but also allow us to capture additional growth opportunities. Over time, we are confident that a more comprehensive and broadly integrated network will also provide attractive cost saving opportunities in bandwidth and other areas of our cost structure.”

Based on the agreement, 21Vianet will own, both directly and indirectly, an approximately 50% ownership interest in the Aipu Group and become its single largest shareholder. The amount of 21Vianet’s cash investment is not disclosed. Other shareholders of the Aipu Group will have the option to sell their remaining interests in the Aipu Group to 21Vianet based on certain performance-based metrics over the next three years.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com